UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Antero Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

03673L 103

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 03673L 103

1	Name of Reporting Person Antero Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 29,940,957 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power* 29,940,957 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 29,940,957 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 39.4% **

14	Type of Reporting Person CO

*      Antero Resources Corporation may also be deemed to beneficially own 75,940,957 subordinated units representing limited partner interests in Antero Midstream Partners LP, which may be converted into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Agreement of Limited Partnership of Antero Midstream Partners LP.

**   Calculation of percentage based on a total of 75,965,011 common units outstanding as of September 17, 2015.

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on November 19, 2014 (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “Commission”) relating to the common units (“Common Units”) representing limited partner interests in Antero Midstream Partners LP, a Delaware limited partnership (the “Issuer” or “Partnership”). The Original Schedule 13D is hereby amended and supplemented by the Reporting Person (as defined below) as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety:

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)         (i)             On September 17, 2015, the Reporting Person entered into a Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) by and among the Reporting Person, the Partnership and Antero Treatment LLC, a Delaware limited liability company and wholly-owned subsidiary of the Partnership (“Antero Treatment”). Pursuant to the terms of the Contribution Agreement, the Reporting Person has agreed to contribute (i) all of the outstanding limited liability company interests of Antero Water LLC (“Antero Water”), a wholly-owned subsidiary of the Reporting Person that owns and operates the Reporting Person’s fresh water distribution assets, to the Partnership and (ii) all of the assets, contracts, rights, permits and properties owned or leased by the Reporting Person and used primarily in connection with the construction, ownership, operation, use or maintenance of the Reporting Person’s advanced wastewater treatment complex to be constructed in Doddridge County, West Virginia, to Antero Treatment (collectively, (i) and (ii) are referred to herein as the “Contributed Assets”).  In consideration for the contribution of the Contributed Assets, the Partnership has agreed to pay the Reporting Person an aggregate consideration of $1.05 billion, consisting of (i) a cash distribution equal to $552.45 million, less any indebtedness assumed by the Partnership in connection with the closing of the Transaction (as defined below) and (ii) 23,886,421 Common Units issued to the Reporting Person (the “New Common Units”). In addition, the Partnership has agreed to pay Antero (a) $125 million in cash if the Partnership’s delivered fresh water volumes average 161,000 barrels per day or more between January 1, 2017 and December 31, 2019 and (b) an additional $125 million in cash if the Partnership’s delivered fresh water volumes average 200,183 barrels per day or more between January 1, 2018 and December 31, 2020, all in accordance with the terms of the Contribution Agreement (the “Transaction”). Upon completion of the Partnership’s concurrent private placement of Common Units (described below), an amount of cash equal to the net proceeds will be paid to the Reporting Person and the number of Common Units issuable to the Reporting Person will be reduced by an equivalent number to that issued in the private placement.

On September 18, 2015, the Partnership announced the Private Placement of 12,898,000 Common Units (the “Private Placement”) for gross proceeds to the Partnership of approximately $243 million. The closing of the Private Placement is subject to the closing of the Transaction and certain other customary conditions, and the Private Placement is expected to close concurrently with the Transaction. Upon completion of the Private Placement, the total cash consideration paid by the Partnership to the Reporting Person will be $794 million and 10,988,421 Common Units, respectively, plus the potential earn-out payments described above.

The consummation of the Transaction is subject to the satisfaction of customary closing conditions, including, among other things, the completion of the Private Placement, the absence of legal impediments prohibiting the Transaction, the performance by the parties, in all material respects, of their respective covenants as set forth in the Contribution Agreement and the accuracy of certain of their respective representations and warranties as set forth in the Contribution Agreement. There is no assurance that all of the conditions to the consummation of the Transaction will be satisfied. Antero currently expects the Transaction to close on or about September 23, 2015, although the Contribution Agreement will be effective as of October 1, 2015.

(ii)          Upon the termination of the subordination period as set forth in the Agreement of Limited Partnership of the Partnership, dated November 10, 2014, the Subordinated Units are convertible into Common Units on a one-for-one basis.

(b) The information set forth in Item 4(a) is incorporated by reference into this Item 4(b).

(c) None.

(d) None.

(e) The information set forth in Item 4(a) is incorporated by reference into this Item 4(e). Additionally, to fund the Transaction, the Partnership will (i) issue the New Common Units (less a number of Common Units that is equivalent to the number of Common Units issued in the Private Placement) to Antero, (ii) pay Antero $552.45 million in cash (plus an amount of cash equal to the net proceeds of the Private Placement), less any indebtedness assumed by the Partnership in connection with the closing of the Transaction, and (iii) the earn-out payments described above. The Partnership intends to fund the cash component of the consideration with a combination of borrowings under the Partnership’s existing credit facility and cash proceeds from the Private Placement.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) — (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 75,965,011 Common Units issued and outstanding as of September 17, 2015) are as follows:

Amount beneficially owned: 29,940,957	Percentage: 39.4%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	29,940,957
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	29,940,957
iv. Shared power to dispose or to direct the disposition of:	0

The Reporting Person also beneficially owns 75,940,957 subordinated units of the Partnership, representing 100% of the Partnership’s subordinated units. As described in Item 6 of the Original Schedule 13D, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.

In addition, as of the date of this report, certain of the directors and executive officers of the Reporting Person (the Covered Individuals”) beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Robert J. Clark	12,500	*
Richard W. Connor	9,000	*
Benjamin A. Hardesty	—	—
Peter R. Kagan	4,000	*
W. Howard Keenan, Jr.	4,000	*
James R. Levy	—	—
Christopher R. Manning	14,000	*
Paul M. Rady	252,000	*
Glen C. Warren, Jr.	168,000	*
Kevin J. Kilstrom	48,000	*
Ward D. McNeilly	48,000	*
Alvyn A. Schopp	54,000	*

* Less than 1% of the class beneficially owned.

(c)          Neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)         The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 of the Original Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is supplemented as follows:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 18, 2015

ANTERO RESOURCES CORPORATION

/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administration Officer, Regional Vice
President and Treasurer